A special Meeting of Shareholders of the BB&T Funds was held on August 1, 2003. At the meeting, Shareholders voted and approved a proposal to terminate the Sub-Advisory agreement with BlackRock International Limited with respect to the BB&T International Equity Fund and has engaged UBS Global Asset Management to provide Sub-Advisory services to the BB&T International Fund.

FOR		AGAINST	ABSTAIN
24,126,800	626		4,527